FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated on October 28, 2020.

October 28, 2020

The United States

Securities and Exchange Commission

Washington D. C. 20549

United States of America

Attn.: Filing Desk

Dear Sirs,

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy of Company's Report on Form 6-K dated October 28, 2020 in connection with press release issued by Moody’s Investors Service. We enclose herewith a copy of Press release dated October 28, 2020 as forwarded to Indian stock exchanges in this regard.

This is for your reference and records.

Yours faithfully,

For ICICI Bank Limited

/s/ Vivek Ranjan

Vivek Ranjan

Chief Manager

Encl: As above

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Rating Action: Moody's withdraws ratings of ICICI Bank's Bahrain Branch for business reasons

28 Oct 2020

Singapore, October 28, 2020 -- Moody's Investors Service ("Moody's") has today withdrawn all the ratings of ICICI Bank Limited, Bahrain Branch (ICICI Bahrain Branch). At the time of this action, there is no outstanding rated debt of the ICICI Bahrain Branch.

All other ratings of ICICI Bank Limited (ICICI Bank) remain.

A list of affected ratings is provided at the end of this press release.

RATINGS RATIONALE

Moody's has decided to withdraw the ratings for its own business reasons. Please refer to the Moody's Investors Service Policy for Withdrawal of Credit Ratings, available on its website, www.moodys.com.

The ratings of ICICI Bank and other branches of ICICI Bank were not affected.

LIST OF AFFECTED RATINGS

Outlook Action:

..Issuer: ICICI Bank Limited, Bahrain Branch

....Outlook, Changed to Rating Withdrawn from Negative

Withdrawals:

..Issuer: ICICI Bank Limited, Bahrain Branch

.... Long-term and Short-term Counterparty Risk Assessments, Withdrawn, previously rated Ba2(cr)/NP(cr)

.... Foreign and Local currency Counterparty Risk Ratings, Withdrawn, previously rated Ba2/NP

REGULATORY DISCLOSURES

For any affected securities or rated entities receiving direct credit support from the primary entity(ies) of this credit rating action, and whose ratings may change as a result of this credit rating action, the associated regulatory disclosures will be those of the guarantor entity. Exceptions to this approach exist for the following disclosures, if applicable to jurisdiction: Ancillary Services, Disclosure to rated entity, Disclosure from rated entity.

The ratings have been disclosed to the rated entity or its designated agent(s) and issued with no amendment resulting from that disclosure.

These ratings are solicited. Please refer to Moody's Policy for Designating and Assigning Unsolicited Credit

Ratings available on its website www.moodys.com.

Regulatory disclosures contained in this press release apply to the credit rating and, if applicable, the related rating outlook or rating review.

Moody's general principles for assessing environmental, social and governance (ESG) risks in our credit analysis can be found at https://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_1133569.

The Global Scale Credit Rating on this Credit Rating Announcement was issued by one of Moody's affiliates outside the EU and is endorsed by Moody's Deutschland GmbH, An der Welle 5, Frankfurt am Main 60322, Germany, in accordance with Art.4 paragraph 3 of the Regulation (EC) No 1060/2009 on Credit Rating Agencies. Further information on the EU endorsement status and on the Moody's office that issued the credit rating is available on www.moodys.com.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody's legal entity that has issued the rating.

Please see the ratings tab on the issuer/entity page on www.moodys.com for additional regulatory disclosures for each credit rating.

Srikanth Vadlamani

VP - Senior Credit Officer

Financial Institutions Group

Moody's Investors Service Singapore Pte. Ltd.

50 Raffles Place #23-06

Singapore Land Tower

Singapore 48623

Singapore

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

Graeme Knowd

MD - Banking

Financial Institutions Group

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

Releasing Office:

Moody's Investors Service Singapore Pte. Ltd.

50 Raffles Place #23-06

Singapore Land Tower

Singapore 48623

Singapore

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

© 2020 Moody's Corporation, Moody's Investors Service, Inc., Moody's Analytics, Inc. and/or their licensors and affiliates (collectively, "MOODY'S"). All rights reserved.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND/OR ITS CREDIT RATINGS AFFILIATES ARE MOODY'S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MATERIALS, PRODUCTS, SERVICES AND INFORMATION PUBLISHED BY MOODY'S (COLLECTIVELY, "PUBLICATIONS") MAY INCLUDE SUCH CURRENT OPINIONS. MOODY'S INVESTORS SERVICE DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT OR IMPAIRMENT. SEE MOODY'S RATING SYMBOLS AND DEFINITIONS PUBLICATION FOR INFORMATION ON THE TYPES OF CONTRACTUAL FINANCIAL OBLIGATIONS ADDRESSED BY MOODY'S INVESTORS SERVICE CREDIT RATINGS. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS, NON-CREDIT ASSESSMENTS ("ASSESSMENTS"), AND OTHER OPINIONS INCLUDED IN

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MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization ("NRSRO"). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

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MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 28, 2020	By:	/s/ Vivek Ranjan
			Name :	Mr. Vivek Ranjan
			Title :	Chief Manager